Exhibit 99.1

● Q1 Cartrack Subscription Revenue growth accelerated to 19% Y/Y

● Q1 SaaS Annualized Recurring Revenue growth accelerated to 18% Y/Y

● Karooooo Adjusted EPS increased 19% Y/Y to ZAR8.55 (Q1 2025: ZAR7.17)

● Karooooo Subscribers increased 17% to 2.4 million (Q1 2025: 2.0 million)

● Reaffirming FY26 Outlook: On Track to Deliver Growth Acceleration

SINGAPORE (July 22, 2025) - Karooooo Limited (“Karooooo”) reported strong results for the first quarter (“Q1 2026”) ended May 31, 2025. Karooooo owns 100% of Cartrack and 74.8% of Karooooo Logistics, (collectively, “the group”).

“We are pleased to report a strong start to FY 2026 highlighted by accelerating Cartrack subscription revenue growth across all regions,” said Zak Calisto, Group CEO. “We are realizing the benefits of our extensive footprint, and we believe that we remain well positioned to build our customer base. We remain optimistic about continued healthy organic growth in all geographies. Southeast Asia continues to present the largest growth opportunity for us over the medium-to-long term and is our fastest growing region. Cartrack Subscription Revenue growth in Southeast Asia accelerated to 30% in the first quarter.”

First Quarter 2026 Financial Overview (Unaudited)

Highlights

(Comparisons are relative to Q1 2025, unless otherwise stated.)

SCALE

●	Cartrack subscribers increased 17% to 2,386,249 (Q1 2025: 2,047,442).

●	Net Cartrack subscriber additions increased 11% to 84,013 (Q1 2025: 75,910).

GROWTH

●	Karooooo’s subscription revenue increased 18.4% to ZAR1,141 million (Q1 2025: ZAR964 million).

●	Cartrack’s subscription revenue increased 18.5% to ZAR1,138 million (Q1 2025: ZAR960 million).

●	Cartrack’s SaaS annualized recurring revenue (“ARR”) increased 18.3% to ZAR4,574 million (Q1 2025: ZAR3,864 million).

●	Cartrack’s average revenue per user (“ARPU”) increased 1.9% to ZAR162 (Q1 2025: ZAR159).

●	Karooooo Logistics’s B2B delivery-as-a-service (“DaaS”) revenue increased 19.8% to ZAR121 million (Q1 2025: ZAR101 million).

Presented in the U.S. Dollar Equivalent1

●	Karooooo’s subscription revenue increased 24% to USD63 million.

●	Cartrack’s subscription revenue increased 24% to USD63 million.

●	Cartrack’s SaaS ARR increased 24% to USD254 million.

●	Cartrack’s Average revenue per user (“ARPU”) increased 6% to USD9.

●	Karooooo Logistics’s DaaS revenue increased 26% to USD7 million.

PROFITABILITY

●	Karooooo’s operating profit increased 17% to ZAR352 million (Q1 2025: ZAR300 million).

●	Cartrack’s operating profit increased 19% to ZAR342 million (Q1 2025: ZAR287 million).

●	Cartrack’s operating profit margin was 30% (Q1 2025: 29%).

●	Karooooo’s adjusted earnings per share increased 19% to ZAR8.55 (Q1 2025: ZAR7.17).

[1]	For convenience purposes only, amounts in South African rand as of May 31, 2025 have been translated to U.S. dollars using an exchange rate of ZAR 18.0319 to U.S.$1.00 (May 31, 2024: ZAR 18.8402), as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. These translations should not be considered representations that any such amounts have been, could have been or could be converted at that or any other exchange rate.

First Quarter 2026 Financial Overview

Supplemental Financial Information and Business Metrics

	Three Months Ended May 31,
	Cartrack			Karooooo Logistics			Karooooo Consolidated
Figures in Rand Thousands	2025	2024	Y-o-Y %	2025	2024	Y-o-Y %	2025	2024	Y-o-Y %
Subscription revenue	1,137,571	959,603	19%	3,488	4,165	(16)%	1,141,059	963,768	18%
Other revenue[1]	18,337	19,372	(5)%	-	-	-	18,337	19,372	(5)%
Vehicle sales	-	2,099	(100)%	-	-	-	-	2,099	(100)%
Delivery service	-	-		117,621	96,586	22%	117,621	96,586	22%
Revenue	1,155,908	981,074	18%	121,109	100,751	20%	1,277,017	1,081,825	18%

Cost of Sales	(318,304)	(268,060)	19%	(85,410)	(66,356)	29%	(403,714)	(334,416)	21%
Gross Profit	837,604	713,014	17%	35,699	34,395	4%	873,303	747,409	17%
Gross Profit Margin	72%	73%		29%	34%		68%	69%
Operating Profit	342,011	287,187	19%	9,783	12,560	(22)%	351,794	299,747	17%
Operating Profit Margin	30%	29%		8%	12%		28%	28%
Adjusted EBITDA (a non-IFRS measure)	533,162	453,333	18%	10,391	13,404	(22)%	543,553	466,737	16%
Adjusted EBITDA Margin (a non- IFRS measure)	46%	46%		9%	13%		43%	43%

1.	Other revenue is non-subscription-based revenue. Cartrack remains focused on bundled sales.

Total Revenue and Subscription Revenue

Karooooo’s revenue increased 18% to ZAR1,277 million (Q1 2025: 1,082 million), and subscription revenue increased 18% to ZAR1,141 million in Q1 2026 (Q1 2025: ZAR964 million).

Cartrack's total revenue increased 18% to ZAR1,156 million (Q1 2025: ZAR981 million) driven primarily by its subscription-based business model. Cartrack's subscription revenue increased 19% to a record ZAR1,138 million in Q1 2026 (Q1 2025: ZAR960 million). Subscription revenue represented 98% of Cartrack’s total revenue. Additionally, Cartrack delivered a record first quarter net subscriber addition of 84,013 during the quarter (Q1 2025: 75,910).

Karooooo Logistics’s revenue increased 20% to ZAR121 million (Q1 2025: ZAR101 million). Karooooo Logistics offers delivery-as-a-service (“DaaS”) to large enterprise customers wishing to scale and enable their e-commerce operations through a capital light model by connecting them to an elastic fleet of third-party delivery drivers.

Operating Expenses

	Three Months Ended May 31,
Figures in Rand Thousands	2025	2024	Y-o-Y %
Karooooo’s Operating Expenses	522,966	449,344	16%
- Cartrack	497,050	427,509	16%
- Karooooo Logistics	25,916	21,835	19%

Karooooo’s operating expenses increased 16% to ZAR523 million (Q1 2025: ZAR449 million). Cartrack accounted for ZAR497 million (Q1 2025: ZAR428 million) in operating expenses including investments in infrastructure and headcount to support territorial expansion and distribution growth. Karooooo Logistics accounted for ZAR26 million (Q1 2025: ZAR22 million) of total operating expenses as we continued to invest prudently to scale Karooooo Logistics.

Cartrack’s sales and marketing expenses increased 29% to ZAR180 million (Q1 2025: ZAR140 million). We are optimistic that our strategic investment in customer acquisition, including sales headcount, positions us well for continued growth. As we begin to realise the benefits of this investment, we continue working to produce further gains in new sales headcount efficiency in the coming periods. Our customer lifetime value (LTV) to customer acquisition costs (CAC) ratio continues to exceed 9 times and underpins our disciplined approach to growth and customer acquisition.

Cartrack’s general and administration expenses were ZAR223 million (Q1 2025: ZAR202 million), reflecting our ability to prudently manage costs while building infrastructure to support our future growth. We expect to increase these costs gradually on an ongoing basis to support and drive growth.

Cartrack’s R&D operating expenses increased 9% to ZAR60 million (Q1 2025: ZAR55 million). We remain focused on investing in product innovation to deliver more value to our customers.

Cartrack provided for expected credit losses of ZAR34 million (Q1 2025: ZAR30 million). The increase is a result of our risk management strategy that reflects reassessment of credit risk within specific customer portfolios in light of the evolving macroeconomic backdrop.

Cartrack’s expenses as a percentage of subscription revenue align with Karooooo’s long-term financial goals and reflect our continued commitment to growth at scale.

●	Cartrack’s sales and marketing expenses as a percentage of Cartrack’s subscription revenue increased to 16% (Q1 2025: 15%).

●	Cartrack’s general and administration expenses as a percentage of Cartrack’s subscription revenue decreased to 20% (Q1 2025: 21%).

●	Cartrack’s R&D expenses as a percentage of Cartrack’s subscription revenue decreased to 5% (Q1 2025: 6%).

Operating Profit and Earnings Per Share

Karooooo’s operating profit increased 17% to ZAR352 million (Q1 2025: ZAR300 million), and earnings per share increased 19% to ZAR8.55 (Q1 2025: ZAR7.17).

Cartrack’s gross profit margin remained strong at 72% (Q1 2025: 73%), and Cartrack’s subscription gross profit margin was 74% (Q1 2025: 74%). Cartrack’s operating profit increased 19% to ZAR342 million (Q1 2025: ZAR287 million), and Cartrack’s operating profit margin was 30% (Q1 2025: 29%).

Karooooo Logistics’s gross profit margin was 29% (Q1 2025: 34%) as we increased driver training and quality control to support growth. Karooooo Logistics’s operating profit decreased 22% to ZAR10 million (Q1 2025: ZAR13 million), and Karooooo Logistics’s operating profit margin was 8% (Q1 2025: 12%).

Adjusted EBITDA

Karooooo’s Adjusted EBITDA (a non-IFRS measure) increased 16% to ZAR544 million (Q1 2025: ZAR467 million).

Cartrack’s Adjusted EBITDA (a non-IFRS measure) increased 18% to ZAR533 million (Q1 2025: ZAR453 million).

Karooooo Logistics’s Adjusted EBITDA (a non-IFRS measure) decreased by 22% to ZAR10 million (Q1 2025: ZAR13 million).

See “Reconciliation of Profit for the Period to Adjusted EBITDA (a non-IFRS measure)” below for a reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure.

Outlook

Our mission is to simplify decision making for physical operations, empowering customers to optimize their physical operations and workforce, drive efficiency, reduce costs, enhance safety, monitor environmental impact, ensure regulatory compliance, and manage operational risk.

We operate in an expanding and largely underpenetrated market, fueled by robust and sustained customer demand. This demand is driven by a heightened focus on digitalization, the need to improve operational efficiency and reduce costs, and increasing attention to safety in physical operations.

In FY 2026, we aim to accelerate Cartrack subscription revenue growth by further expanding our distribution footprint in existing markets, driving broader platform adoption, and capitalizing on growing demand for video solutions. We are encouraged by our positive performance in Q1 2026, as Cartrack’s subscription revenue increased by 19%.

Our strong and proven track record of disciplined execution, sustained growth at scale, and highly profitable business model is supported by a solid balance sheet and a healthy cash position. We believe our ongoing investments in AI, platform innovation and customer experience will continue to drive durable growth and robust results.

We remain confident that our track record of execution and success, specifically our ability to generate healthy cash flows, is sustainable.

Actual results may differ materially from Karooooo’s outlook due to various factors, including those described under “Forward-Looking Statements” below and described under “Risk Factors” in our latest Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Our guidance for FY 2026 remains unchanged:

●	Cartrack’s subscription revenue between ZAR4,700 million and ZAR4,900 million, which implies Cartrack subscription revenue growth between 16% and 21%.

●	Cartrack’s operating profit margin between 26% and 31%.

●	Karooooo’s Earnings Per Share between ZAR32.50 and ZAR35.50.

Balance Sheet, Liquidity and Cash Flow

As we re-invest our earnings for customer acquisition, as of May 31, 2025, our investment in in-vehicle IOT devices increased by ZAR139 million to ZAR 1,481 million (February 28, 2025: ZAR1,342 million) and IOT devices for future use increased by ZAR 10 million to ZAR422 million (February 28, 2025: ZAR412 million).

Capitalized commission assets increased ZAR41 million to ZAR535 million (February 28, 2025: ZAR494 million).

Trade and other receivables decreased by ZAR35 million to ZAR562 million (February 28, 2025: ZAR597 million), primarily driven by ZAR52 million decrease in prepayments for IOT components. Debtor collection days remain well-managed, with collection days at a healthy 27 days (February 28, 2025: 32 days).

Cash and Cash Equivalents

Karooooo reported a net cash and cash equivalents balance of ZAR1,103 million at May 31, 2025 (February 28, 2025: ZAR838 million).

At May 31, 2025, the group had overdraft facilities for growth initiatives and other general corporate purposes of ZAR300 million with Capitec Bank Limited. Our liquidity position remains solid, underpinned by disciplined financial management and sustained operational cash generation.

In line with the group’s cash management policy, overseen by our capital allocation committee, Karooooo’s excess cash reserves are held in US Dollars.

Free Cash Flow (a non-IFRS measure)

Karooooo reported a healthy increase of 16% in cash generated from operations before working capital changes of ZAR572 million (Q1 2025: ZAR491 million), driven by strong subscription revenue growth and strong earnings.

As of February 29, 2024 the group had ZAR486 million in bank fixed deposits with maturity dates exceeding three months (these bank fixed deposits were classified under trade and other receivables as of February 29, 2024 and as cash and cash equivalents as of May 31, 2024). Adjusted free cash flow (a non-IFRS measure) is presented below on the basis that these bank fixed deposits are classified as cash and cash equivalents.

Largely as a result of the reclassification of the ZAR486 million in bank fixed deposits in Q1 of the prior year as explained above, net cash generated from operating activities decreased 23% to ZAR642 million (Q1 2025: ZAR836 million).

	Three Months Ended May 31,
	2025	2024
	(Rand Thousands)
Free Cash Flow (a non-IFRS measure)	338,125	568,962
Fixed deposits with maturity dates exceeding three months	-	(485,681)
Adjusted Free Cash Flow (a non-IFRS measure)	338,125	83,281

Adjusted free cash flow (a non-IFRS measure) for the three months ended May 31, 2025, was ZAR338 million (Q1 2025: ZAR83 million). Adjusted Free Cash Flow benefitted from strong working capital management. The Adjusted Free Cash Flow (a non-IFRS measure) generated is in line with Karooooo’s disciplined capital allocation strategy and supports the group’s growth objectives.

See “Reconciliation of Free Cash Flow (a non-IFRS measure) and Adjusted Free Cash Flow (a non-IFRS measure)” for a reconciliation of free cash flow and adjusted free cash flow to net cash generated from operating activities, their most directly comparable IFRS financial measure.

Share Capital and Reserves

At Karooooo's Annual General Meeting ("AGM") held on August 29, 2024, shareholders approved the repurchase of up to 10% of the Company's outstanding shares. The directors will propose that shareholders approve a similar mandate at the AGM scheduled for July 25, 2025.

As of May 31, 2025, Karooooo had 30,893,300 ordinary shares issued and outstanding, and paid-up share capital of USD505,956,659 plus SGD1,000.

The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020, in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital. Consequently, Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion in paid-up capital, resulting in the common control reserve.

The ZAR3.6 billion other reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE, totaling ZAR4.0 billion. This was offset by the ZAR0.4 billion previously reported in the non-controlling interest. The ZAR0.4 billion relates to the net asset value of 95,350,657 Cartrack minority shares acquired by Karooooo.

ZAR27.3 million of capital reserve on the balance sheet relates to the cancellation of Karooooo’s treasury shares and ZAR11.4 million of capital reserve relates to the repurchase and cancellation of 279 ordinary shares of Karooooo Logistics, which represented 6.29% of Karooooo Logistics’s issued ordinary shares as of April 30, 2024.

Geographical Overview for Cartrack

South Africa

Cartrack subscribers in the region increased 16% to 1,795,829 at May 31, 2025 (May 31, 2024: 1,549,951). Q1 2026 subscription revenue growth was 16%.

We are encouraged by the strong teams that we are building to accelerate organic growth, broaden our customer base and increase product adoption in the region. We continue to see a compelling market opportunity in South Africa and are excited about the potential ahead.

We believe that we are the largest and fastest growing enterprise mobility SaaS provider on the African continent.

Asia Pacific and Middle East

Cartrack subscribers in the region increased 22% to 289,642 at May 31, 2025 (May 31, 2024: 238,174). Q1 2026 subscription revenue growth accelerated to 30% (29% on a constant currency basis, a non-IFRS measure).

As the second largest contributor to group revenue, Southeast Asia continues to present the most compelling growth opportunity for the group in the medium to long term and is our fastest growing region. In September 2024, we started a drive to increase Sales and Marketing in Southeast Asia and we aim to increase our sales headcount by 70% by February 2026 compared to February 2025. Southeast Asia is a vast underpenetrated market for sophisticated fleet management and video-based solutions.

Europe

Cartrack subscribers in the region increased 20% to 209,059 at May 31, 2025 (May 31, 2024: 173,588). Q1 2026 subscription revenue growth accelerated to 22% (20% on a constant currency basis, a non-IFRS measure).

We continue to accelerate our organic growth, expand our customer base and increase subscription sales to existing customers in the region.

We have partnered with leading OEMs to provide easy access to our platform, seamlessly integrating their connected vehicle data to our platform through application programing interfaces. We expect these partnerships to contribute to our results in the medium to long term. In addition, we are experiencing encouraging demand for our proprietary compliance technology in the region as customers seek to simplify compliance with evolving legislation and enforcement.

Africa (excluding South Africa)

Cartrack’s subscribers in the region increased 7% to 91,719 at May 31, 2025 (May 31, 2024: 85,729). Q1 2026 subscription revenue growth was 11% (11% on a constant currency basis, a non-IFRS measure).

The region is strategically important as it enables Karooooo to effectively support its South African customers engaged in cross-border operations.

Events subsequent to the First Quarter of 2026

As previously disclosed on June 11, 2025, Karooooo facilitated and launched an SEC-registered underwritten secondary public offering (the “Offering”) pursuant to Karooooo’s registration statement on Form F-3 (File No. 333-280758), as supplemented by a prospectus supplement, dated June 11, 2025, in which Isaias (Zak) Jose Calisto offered and sold 1,500,000 Ordinary Shares at a price to the public of USD50.00 per Ordinary Share for total gross proceeds to Mr.Calisto of approximately USD75,000,000. The Offering closed on June 13, 2025 and was 3.3 times oversubscribed. Mr.Calisto remains the majority shareholder with 58% of the issued shares.

Dividend Policy

The Board recognizes the importance of investment in achieving growth at scale, and endeavors to avoid swings in its dividend profile.

However, the payment and timing of dividends in cash or other distributions (such as a return of capital to shareholders through share buy-backs, for example) are determined by the Board after considering factors that include: earnings and free cash flow; current and anticipated capital requirements; economic conditions; contractual, legal, tax and regulatory restrictions (including covenants contained in any financing agreements); the ability of group subsidiaries to distribute funds to Karooooo; and such other factors the Board may deem relevant.

Karooooo aims to reinvest retained earnings to the extent that it aligns with the group’s required return on incrementally reinvested capital, return on equity, and short- to medium-term growth strategy.

Subject to Karooooo’s constitution and in accordance with the Singapore Companies Act, the Board may, without the approval of shareholders, declare and pay interim dividends. Any final dividends must be approved by an ordinary resolution at a general meeting of shareholders.

The Board may review and amend the dividend policy from time to time.

Dividend Declaration

Considering the consistent strong earnings, healthy balance sheet and free cash flow of the Company and in accordance with the dividend policy set out above, an interim dividend of USD1.25 per ordinary share, pertaining to the first quarter of Karooooo’s 2026 financial year, will be paid on Aug 18, 2025 to JSE shareholders on record as at the close of business on Friday, August 15, 2025 (South African time) and on August 22, 2025 to Nasdaq shareholders on record as at the close of business on August 15, 2025 (New York time). Although Karooooo’s reporting currency is ZAR, its statutory filings in Singapore are reported in USD, as a result of which dividends are declared in USD. The details with respect to the dividends declared for holders of our ordinary shares are as follows:

	NASDAQ	JSE
Declaration date	Tuesday, July 22, 2025	Wednesday, July 23, 2025
Finalization announcement, date of currency conversion and confirmation of record date	Wednesday, July 30, 2025	Thursday, July 31, 2025
Last date to trade cum dividend	Thursday, August 14, 2025	Tuesday, August 12, 2025
Shares commence trading Ex-dividend	Friday, August 15, 2025	Wednesday, August 13, 2025
Record date	Friday, August 15, 2025	Friday, August 15, 2025
Dividend payment date	Friday, August 22, 2025	Monday, August 18, 2025

Shareholders registered on the South African section of the share register will not be allowed to dematerialize or rematerialize their shareholdings between Wednesday, August 13, 2025 and Friday, August 15, 2025, both dates inclusive, and transfers between the Nasdaq and South African register will not be permitted between Wednesday, July 30, 2025 and Friday August 15, 2025, both days inclusive.

A summary of the tax considerations applicable to South African shareholders will be included in the currency conversion and confirmation of record date announcement which is expected to be published on Wednesday, July 30, 2025.

Corruption, Bribery and Whistleblowing

The Karooooo Anti-Bribery and Corruption policy, Code of Ethics, Whistleblowing policy and employment contracts contain clear guidelines with regard to bribery, corruption, client confidentiality and acceptable behavior towards fellow employees, customers, contractors and suppliers. Annual awareness and practical training are provided to all employees, reinforced by individual affirmations on an annual basis. These measures ensure awareness and understanding of our business principles and the consequences of non-compliance. Our policies also apply to third-party providers.

We provide a contact email and hotline for whistleblowing and reporters are assured of confidentiality.

Webinar Information

Karooooo management will host a Zoom webinar on Wednesday, July 23, 2025 at 08:00 a.m. Eastern Time (02:00 p.m. South African time; 08:00 p.m. Singaporean time).

Investors are invited to join the Zoom at: https://us02web.zoom.us/j/83241343701

Webinar ID: 832 4134 3701

Telephone:

●	US (New York) Toll-free: +1 646 558 8656

●	South Africa Toll-free: +27 87 551 7702

A replay will be available at www.karooooo.com approximately three hours after the conclusion of the live event.

IFRS Accounting

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The summary consolidated financial information presented has been derived from the consolidated financial statements of Karooooo.

About Karooooo

Karooooo digitally transforms physical operations by simplifying decision making. Through its cloud platform, Karooooo empowers businesses to conquer operations including fleet maintenance, fuel management and asset utilization, workforce management, logistics, safety, compliance, risk and environmental impact. Karooooo’s differentiated insights and analytics simplify day-to-day operations and enable businesses to decrease costs, increase efficiency, improve safety and strengthen workforce and customer satisfaction.

Karooooo is headquartered in Singapore and services more than 125,000 commercial customers and more than 2,400,000 active subscribers in more than 20 countries.

For more information, visit www.karooooo.com.

Investor Relations Contact	IR@karooooo.com

Media Contact	media@karooooo.com

KAROOOOO LTD.

CONSOLIDATED STATEMENT OF PROFIT AND LOSS
(UNAUDITED)

	Three Months Ended May 31,
	2025	2024
	(Rand Thousands)
Revenue	1,277,017	1,081,825
Cost of sales	(403,714)	(334,416)
Gross profit	873,303	747,409
Other income	1,457	1,682
Operating expenses	(522,966)	(449,344)
Sales and marketing	(180,687)	(140,248)
General and administration	(244,913)	(221,494)
Research and development	(63,780)	(57,609)
Expected credit losses on financial assets	(33,586)	(29,993)
Operating profit	351,794	299,747
Finance income	10,429	11,213
Finance costs	(15,166)	(5,634)
Profit before taxation	347,057	305,326
Taxation	(78,183)	(80,043)
Profit for the period	268,874	225,283

Profit attributable to:
Owners of the parent	264,095	221,584
Non-controlling interest	4,779	3,699
	268,874	225,283

Earnings per share
Basic and diluted earnings per share (ZAR)	8.55	7.17

KAROOOOO LTD.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(UNAUDITED)

	As of May 31, 2025	As of February 28, 2025	As of May 31, 2024
	(Rand Thousands)
ASSETS
Non-current assets
Property, plant and equipment [4]	2,713,869	2,508,215	2,127,250
Capitalized commission assets	535,168	494,052	398,017
Intangible assets	84,118	83,053	78,355
Goodwill[7]	177,132	174,957	221,616
Loans to related parties	28,700	28,700	28,200
Long-term other receivables and prepayments	9,800	11,629	17,059
Deferred tax assets	124,179	121,749	89,464
Total non-current assets	3,672,966	3,422,355	2,959,961
Current assets
Inventories	4,541	3,830	4,914
Trade and other receivables and prepayments	562,114	597,461	595,847
Loans to related parties	19	-	-
Income tax receivables	10,917	12,622	8,668
Cash and cash equivalents	1,102,667	1,042,882	996,054
Total current assets	1,680,258	1,656,795	1,605,483
Total assets	5,353,224	5,079,150	4,565,444
EQUITY AND LIABILITIES
Equity
Share capital	7,142,853	7,142,853	7,131,059
Treasury shares	-	-	(3,461)
Other capital reserve[1,3]	(3,621,245)	(3,621,245)	(3,605,990)
Common control reserve[2]	(2,709,236)	(2,709,236)	(2,709,236)
Actuarial reserve	114	139	-
Foreign currency translation reserve	264,940	277,866	278,709
Retained earnings	2,376,186	2,112,091	2,025,066
Equity attributable to equity holders of parent	3,453,612	3,202,468	3,116,147
Non-controlling interest	47,983	43,099	39,762
Total equity	3,501,595	3,245,567	3,155,909
Liabilities
Non-current liabilities
Term loans[5,6]	31,855	31,640	39,809
Lease liabilities	153,682	127,251	124,165
Deferred revenue	126,018	126,959	121,784
Deferred tax liabilities	100,650	95,892	68,551
Total non-current liabilities	412,205	381,742	354,309
Current liabilities
Term loans[5,6]	272,061	283,313	6,559
Trade and other payables	581,947	469,937	465,729
Loans from related parties	-	138	668
Lease liabilities	97,903	77,445	61,458
Deferred revenue	357,758	357,780	324,555
Bank overdraft	-	205,299	46,496
Income tax payables	129,755	57,039	148,270
Provision for warranties	-	890	1,491
Total current liabilities	1,439,424	1,451,841	1,055,226
Total liabilities	1,851,629	1,833,583	1,409,535
Total equity and liabilities	5,353,224	5,079,150	4,565,444

1.	The ZAR3.6 billion negative capital reserve on the balance sheet relates to the buyout of 95,350,657 Cartrack shares at ZAR42.00 per share from minorities when Cartrack delisted from the JSE totaling ZAR4.0 billion, offset by the ZAR0.4 billion previously reported in the non-controlling interest reserve line item. The ZAR0.4 billion relates to the net asset value of the 95,350,657 Cartrack minority shares bought by Karooooo.

2.	The negative common control reserve of ZAR2.7 billion on the balance sheet relates to a common control transaction on November 18, 2020 in which the loan of USD194 million from Isaias Jose Calisto was converted into Karooooo share capital and as a consequence Karooooo acquired control of Cartrack. On that date, 20,331,894 shares were issued to Isaias Jose Calisto and Karooooo registered ZAR2.7 billion paid-up capital resulting in the common control reserve.

3.	Included in capital reserves are ZAR27.3 million relating to the cancellation of Karooooo’s treasury shares and ZAR11.4 million of capital reserve relating to the repurchase and cancellation of Karooooo Logistics’ ordinary shares.

4.	Included in property, plant and equipment are:

	As of May 31, 2025	As of February 28, 2025	As of May 31, 2024
	(Rand Thousands)
Capitalized telematics devices – Work in progress	186,197	152,253	141,662
Capitalized telematic devices – Uninstalled	235,708	259,360	209,359
Capitalized telematic devices – Installed	1,481,127	1,342,091	1,069,575
South African Central Office property	430,079	429,150	304,084
Other fixed assets	380,758	325,361	402,570
Total	2,713,869	2,508,215	2,127,250

5.	In June 2024, The Standard Bank of South Africa Limited extended a loan of ZAR 250 million to Purple Rain Properties No. 444 Proprietary Limited (the owner of the regional South Africa central office) at the South Africa Prime Interest Rate less 1.5%. The loan will mature on 21 December 2025 and these funds were used to settle an intercompany loan from Cartrack Pty Ltd.

6.	In September 2024, Cartrack Portugal, S.A., secured a EUR2 million loan from Banco Comercial Português, S.A. The loan bears an interest rate of 6-month Euribor rate plus 0.75%, with repayments scheduled over a seven-year period.

7.	Goodwill is net of an impairment charge of ZAR 43.6 million related to the Mozambique operations during Q4 2025.

KAROOOOO LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three Months Ended May 31,
	2025	2024
	(Rand Thousands)
Cash generated from operations before working capital changes	571,677	491,044
Changes to working capital[1]	77,746	351,731
Cash generated from operations	649,429	842,775
Finance income received	10,429	11,213
Finance cost paid	(16,643)	(5,634)
Income tax paid	(1,250)	(12,121)
Net cash flows from operating activities	641,959	836,233
Net cash flows utilized by investing activities	(317,118)	(279,359)
Net cash flows utilized by financing activities	(35,295)	(38,098)
Net cash and cash equivalents movements for the period	289,546	518,776
Cash and cash equivalents as at the beginning of the period	837,583	436,165
Translation differences on cash and cash equivalents	(24,462)	(5,383)
Total cash and cash equivalents at the end of the period	1,102,667	949,558

1.	As of February 29, 2024 the group had ZAR486 million in bank fixed deposits with maturity dates exceeding three months (these bank fixed deposits were classified under trade and other receivables as of February 29, 2024 and as cash on and cash equivalents as of May 31, 2024).

KAROOOOO LTD.

RECONCILIATION OF FREE CASH FLOW (A NON-IFRS MEASURE)

AND ADJUSTED FREE CASH FLOW (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended May 31,
	2025	2024
	(Rand Thousands)
Net cash generated from operating activities	641,959	836,233
Less: purchase of property, plant and equipment	(303,834)	(267,271)
Free Cash Flow (a non-IFRS measure)	338,125	568,962
Fixed deposits with maturity dates exceeding three months	-	(485,681)
Adjusted Free Cash Flow (a non-IFRS measure)	338,125	83,281

1.	For the quarter ended May 31, 2025, included in the purchase of property, plant and equipment are development cost of ZAR2.6 million (Q4 2025: ZAR37 million) for the new South African Central Office in Rosebank, Johannesburg.

KAROOOOO LTD.

RECONCILIATION OF PROFIT FOR THE PERIOD TO ADJUSTED EBITDA (A NON-IFRS MEASURE)
(UNAUDITED)

	Three Months Ended May 31,
	2025	2024
	(Rand Thousands)
Profit for the period	268,874	225,283
Taxation	78,183	80,043
Finance income	(10,429)	(11,213)
Finance costs	15,166	5,634
Depreciation of property, plant and equipment and amortization of intangible assets	191,759	166,990
Adjusted EBITDA (a non-IFRS measure)	543,553	466,737
Profit margin	21%	21%
Adjusted EBITDA margin (a non-IFRS measure)	43%	43%

KAROOOOO LTD.
BASIC AND DILUTED EARNINGS PER SHARE AND

ADJUSTED EARNING PER SHARE (A NON-IFRS MEASURE)

(UNAUDITED)

	Three Months Ended May 31,
	2025	2024

Reconciliation between basic earnings and adjusted earnings (a non-IFRS measure)
Profit attributable to ordinary shareholders	264,095	221,584

Weighted average number of ordinary shares in issue at period end (000’s) on which the per share figures have been calculated	30,893	30,899

Basic and diluted earnings per share	8.55	7.17

Adjusted basic and diluted earnings per share[1] (a non-IFRS measure)	8.55	7.17

1.	Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of specific non-recurring operational expenses as outlined in the reconciliation.

CONSTANT CURRENCY (A NON-IFRS MEASURE)

Constant currency information has been presented to illustrate the impact of changes in currency rates on the group’s results. The tables below provide the unaudited constant currency reconciliation to the reported measure for the periods presented.

Three Months Ended May 31, 2025

The constant currency information has been determined by adjusting the current financial reporting period results to the results reported for the three months ended May 31, 2025, using the average of the monthly exchange rates applicable to that period. The measurement has been performed for each of the group’s operating currencies.

SUBSCRIPTION REVENUE

	Three Months Ended May 31,
	2025	2024	Y-o-Y %
	(Rand Thousands)
Subscription revenue as reported	1,141,059	963,768	18%
Conversion impact of other currencies	(2,387)	-	-
Subscription revenue on a constant currency basis	1,138,672	963,768	18%

TOTAL REVENUE

	Three Months Ended May 31,
	2025	2024	Y-o-Y %
	(Rand Thousands)
Total revenue as reported	1,277,017	1,081,825	18%
Conversion impact of other currencies	(2,440)	-	-
Total revenue on a constant currency basis	1,274,577	1,081,825	18%

DEFINITIONS

Adjusted Earnings per Share

Adjusted earnings per share, (a non-IFRS measure) is defined as, earnings per share defined by IFRS excluding the impact of specific non-recurring operational expenses as outlined in the reconciliation.

Adjusted EBITDA

We define Adjusted EBITDA (a non-IFRS measure) as profit less finance income, plus finance costs, taxation, depreciation and amortization, plus impact of non-recurring operational expenses, if any. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA in our operational and financial decision-making and believe Adjusted EBITDA is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Adjusted EBITDA to profit, its most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Adjusted EBITDA Margin

We define Adjusted EBITDA Margin (a non-IFRS measure) as Adjusted EBITDA (a non-IFRS measure) divided by revenue. In addition to our results determined in accordance with IFRS, we believe Adjusted EBITDA Margin (a non-IFRS measure) is useful in evaluating our operating performance. We use Adjusted EBITDA Margin in our operational and financial decision-making and believe Adjusted EBITDA Margin is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure profitability. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

Delivery-as-a-service Revenue (DaaS)

We define Delivery-as-a-Service (DaaS) revenue as the total revenue generated from last-mile delivery services, including subscription-based revenue associated with these services.

Annualized Delivery-as-a-service Revenue (DaaS)

Annualized DaaS Revenue (a non-IFRS measure) is defined as the annualized business to business (B2B) delivery-as-a-service revenue during the month and multiplying by twelve.

Annualized Recurring Revenue (SaaS ARR)

SaaS ARR (a non-IFRS measure) is defined as the annual run-rate subscription revenue of subscription agreements from all customers at a point in time, calculated by taking the monthly subscription revenue for all customers during that month and multiplying by twelve.

Average Revenue per Subscriber per month (ARPU)

ARPU (a non-IFRS measure) is calculated on a quarterly basis by dividing the cumulative subscription revenue for the quarter by the average of the opening subscriber balance at the beginning of the quarter and closing subscriber balance at the end of the quarter and dividing this by three.

Cartrack Holdings (“Cartrack”)

Earnings per share

Basic earnings per share in accordance with IFRS.

Free Cash Flow and Adjusted Free Cash Flow

We define Free Cash Flow (a non-IFRS measure) as net cash generated from operating activities less purchases of property, plant and equipment. Adjusted Free Cash Flow (a non-IFRS measure) further include fixed deposits with maturity dates exceeding three months that were classified as trade and other receivables. In addition to our results determined in accordance with IFRS, we believe Free Cash Flow (a non-IFRS measure) and Adjusted Free Cash Flow (a non-IFRS measure), are useful in evaluating our operating performance. We believe that Free Cash Flow and Adjusted Free Cash Flow are useful indicators of liquidity and the ability of the group to turn revenues into Free Cash Flow, that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property, plant and equipment, can be used for strategic initiatives, including investing in our business, and strengthening our financial position. However, non-IFRS financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Investors are encouraged to review the related IFRS financial measure and the reconciliation of Free Cash Flow and Adjusted Free Cash Flow to net cash generated operating activities and net cash generated from operating activities as a percentage of revenue, their most directly comparable IFRS financial measure, and not to rely on any single financial measure to evaluate our business.

Rule of 60

The sum of revenue growth and adjusted EBITDA margin for a reporting period sum to greater than 60.

Unit economics

These are non-IFRS financial measures that are used as reference of Cartrack’s performance.

Lifetime value (LTV of a Customer) of customer relationships to customer acquisition costs (CAC)

We calculate the LTV of our customer relationships as of a measurement date by dividing (i) the product of our subscription revenue gross margin measured over the past twelve months, and the difference between our current period SaaS ARR and prior comparative period (twelve months) SaaS ARR by (ii) the percentage of SaaS ARR lost as a result of customer churn over the past twelve months. We calculate our CAC as our annual sales and marketing expense measured over the past twelve months.

Lifetime value (LTV of a Subscriber), cost of acquiring a subscriber (CAS) and cost of servicing a subscriber (CSS)

It is important to distinguish between the subscriber contract life cycle (the life cycle of a vehicle or other equipment on our connected cloud) and the customer lifecycle (one customer normally has multiple ongoing subscriber contract life cycles as customers de-fleet and re-fleet their vehicle parc and other equipment on our connected cloud).

We calculate the LTV of a subscriber by multiplying the ARPU with the expected contract life cycle months, multiplied by the subscription revenue gross margin percentage, which is defined as gross profit relating to subscription revenue divided by subscription revenue.

We calculate CAS, which is calculated on a per subscriber basis, as (i) sales and marketing expenses, plus (ii) sales commissions, plus (iii) cost of installing IoT equipment, divided by (iv) the average subscriber base for such period.

We calculate CSS, which is calculated on a per subscriber basis, as (i) operating expenses excluding estimated general business expansion costs, plus (ii) costs of sales that relates to subscription revenue, less (iii) all costs used to calculate CAS, divided by (iv) the average subscriber balance for such period.

We estimate our long-term unit economics operational profit by multiplying (i) the product of the expected life cycle of a subscriber on our connected cloud by ARPU, minus (ii) CAS added to the product of the expected life cycle of a subscriber on our connected cloud by CSS.

Forward-Looking Statements

The information in this announcement (which includes any oral statements made in connection therewith, as applicable) includes “forward-looking statements.” Forward-looking statements are based on our beliefs and assumptions and on information currently available to us, and include, without limitation, statements regarding our business, financial condition, strategy, results of operations, certain of our plans, objectives, assumptions, expectations, prospects and beliefs and statements regarding other future events or prospects, including outlook statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “predict,” “potential,” “assume,” “continue,” “may,” “will,” “should,” “could,” “shall,” “risk” or the negative of these terms or similar expressions that are predictions of or indicate future events and future trends.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. In addition, even if our results of operations, financial condition and liquidity, the development of the industry in which we operate, the effect of acquisitions and operating decisions on us are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Factors that could cause actual results to vary from projected results include, but are not limited to:

●	our ability to acquire new customers and retain existing customers;

●	our expectations regarding the effects of a pandemic or widespread outbreak of an illness, the Russia-Ukraine conflict, conflict in Middle East, political and economic uncertainty in Mozambique, geopolitical tensions involving China and similar macroeconomic events, including financial distress caused by recent or potential bank failures, global supply chain challenges, foreign currency fluctuations, elevated inflation and interest rates, shifting trade policies and monetary policy changes, upon our and our customers’ and partners’ respective businesses;

●	our anticipated growth strategies, including our ability to increase sales to existing customers, the introduction of new solutions and international expansion;

●	our ability to adapt to rapid technological change in our industry;

●	our dependence on cellular networks;

●	competition from industry consolidation;

●	market adoption of software-as-a-service (“SaaS”) fleet management platform;

●	automotive market conditions and the evolving nature of the automotive industry towards autonomous vehicles;

●	expected changes in our profitability and certain cost or expense items as a percentage of our revenue;

●	our dependence on certain key component suppliers and vendors;

●	our ability to maintain or enhance our brand recognition;

●	our ability to maintain our key personnel or attract, train, and retain other highly qualified personnel;

●	the impact and evolving nature of laws and regulations relating to the internet, including cybersecurity and data privacy;

●	our ability to protect our intellectual property and proprietary technologies and address any infringement claims;

●	significant disruption in service on, or security breaches of, our websites or computer systems;

●	dependence on third-party technology and licenses;

●	fluctuations in the value of the South African rand and inflation rates in the countries in which we conduct business;

●	our ability to access the capital markets in the future; and

●	other risk factors discussed under “Risk Factors” in our latest Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

You are cautioned not to place undue reliance on any forward-looking statements. We disclaim any duty to update and do not intend to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this announcement.

Non-IFRS Financial Measures

This announcement includes certain non-IFRS financial measures. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative or superior to IFRS measures. You should be aware that our announcement of these measures may not be comparable to similarly titled measures used by other companies.

Market and Industry Data

We include statements and information in this announcement concerning our industry ranking and the markets in which we operate, including our general expectations and market opportunity, which are based on information from independent industry organizations and other third-party sources (including a third-party market study, industry publications, surveys and forecasts). While Karooooo believes these third-party sources to be reliable as of the date of this announcement, we have not independently verified any third-party information and such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate, and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of risks. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Trademarks and Trade Names

In our key markets, we have rights to use, or hold, certain trademarks relating to Cartrack, or the respective applications for trademark registration are underway. We do not hold or have rights to any other additional patents, trademarks or licenses, that, if absent, would have had a material adverse effect on our business operations. Solely for convenience, trademarks and trade names referred to in this announcement may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this announcement is the property of its respective holder.